UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 1)*

CURTISS-WRIGHT CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

231561101

(CUSIP Number)

Singleton Group LLC

11661 San Vicente Boulevard, Suite 915

Los Angeles, CA 90049

(310) 207-3200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2005

(Date of Event which Requires Filing of This Statement)

(page 1 of 10 pages)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

[1]	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 231561101	13D	Page 2 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SINGLETON GROUP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- Shares 8. SHARED VOTING POWER 1,881,480 Shares 9. SOLE DISPOSITIVE POWER —0- Shares 10. SHARED DISPOSITIVE POWER 1,881,480 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,881,480 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            8.74% (based on the number of shares outstanding as of March 9, 2005 as reported by

            Curtiss-Wright Corporation in its Proxy Statement filed on April 4, 2005).

14.	TYPE OF REPORTING PERSON* OO

CUSIP No. 231561101	13D	Page 3 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CAROLINE W. SINGLETON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER -0- Shares 8. SHARED VOTING POWER 1,881,480 Shares 9. SOLE DISPOSITIVE POWER —0- Shares 10. SHARED DISPOSITIVE POWER 1,881,480 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,881,480 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            8.74% (based on the number of shares outstanding as of March 9, 2005 as reported by

            Curtiss-Wright Corporation in its Proxy Statement filed on April 4, 2005).

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 231561101	13D	Page 4 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) WILLIAM W. SINGLETON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 0 Shares 8. SHARED VOTING POWER 1,881,480 Shares 9. SOLE DISPOSITIVE POWER 0 Shares 10. SHARED DISPOSITIVE POWER 1,881,480 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,881,480 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            8.74% (based on the number of shares outstanding as of March 9, 2005 as reported by

            Curtiss-Wright Corporation in its Proxy Statement filed on April 4, 2005).

14.	TYPE OF REPORTING PERSON* IN

CUSIP No. 231561101	13D	Page 5 of 10

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DONALD E. RUGG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐.
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 28 Shares 8. SHARED VOTING POWER 1,881,480 Shares 9. SOLE DISPOSITIVE POWER 28 Shares 10. SHARED DISPOSITIVE POWER 1,881,480 Shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,881,508 Shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐.
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

            8.74% (based on the number of shares outstanding as of March 9, 2005 as reported by

            Curtiss-Wright Corporation in its Proxy Statement filed on April 4, 2005).

14.	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS

CUSIP No. 231561101	13D	Page 6 of 10

SCHEDULE 13D

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements that certain Schedule 13D filed on March 4, 2002 (the “Schedule 13D”) by the Singleton Group LLC, Caroline W. Singleton, William W. Singleton, and Donald E. Rugg (collectively, the “Reporting Persons”), with regard to the beneficial ownership of Class B common stock, par value $1.00 per share, of Curtiss-Wright Corporation, a Delaware corporation (the “Company”).

On May 19, 2005, the Company’s shareholders approved a recapitalization (the “Recapitalization”) of its common stock and Class B common stock into a single class of common stock (the “Common Stock”). Due to the Recapitalization, the Reporting Persons now hold Common Stock of the Company rather than Class B common stock as previously reported on the Schedule 13D and the Reporting Persons’ percentage ownership of Common Stock decreased to 8.74% from the 21.5% previously reported on the Schedule 13D due to the increase in the total number of shares of Common Stock outstanding.

Only those items in the Schedule 13D which are set forth below are being amended and supplemented by this Amendment. Items in the Schedule 13D not listed below remain unchanged. Capitalized terms used herein and not defined shall have the meaning set forth in the Schedule 13D. The item numbers and responses below are in accordance with the requirements of Schedule 13D.

This statement is being filed jointly by the Reporting Persons pursuant to the joint filing agreement dated February 28, 2002 filed with the Schedule 13D.

ITEM 1. SECURITY AND ISSUER.

Item 1 of Schedule 13D is hereby amended and restated to read in its entirety as follows:

This statement relates to the Common Stock, par value $1.00, of Curtiss-Wright Corporation, a Delaware corporation. The Company’s principal executive offices are located at 4 Becker Farm Road, Roseland, New Jersey 07068.

ITEM 2 IDENTITY AND BACKGROUND.

Item 2 of Schedule 13D is hereby amended and restated to read in its entirety as follows:

This statement is being filed jointly by the Singleton Group LLC (“LLC”), Caroline W. Singleton, William W. Singleton and Donald E. Rugg. Caroline W. Singleton, William W. Singleton, and Donald E. Rugg are managers of the LLC and may be considered members of a group with the LLC. None of the members of the LLC have a controlling interest in the LLC, nor may the members of the LLC be considered members of any group for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

CUSIP No. 231561101	13D	Page 7 of 10

The LLC is a limited liability company formed under the laws of Delaware principally engaged in investing and holding domestic and foreign equity securities, government securities and related instruments. Caroline W. Singleton is a Manager of the LLC and serves as the trustee of the Singleton Family Trust (the “Trust”), a survivor’s revocable trust formed under the laws of California and a member of the LLC. William W. Singleton is a Manager of the LLC and serves as a manager at the Singleton Group, whose principal business is the management of certain real property and securities assets. Donald E. Rugg is a Manager of the LLC and serves as Controller of the Singleton Group. Caroline W. Singleton, William W. Singleton and Donald E. Rugg are United States citizens.

The principal business address of each of the Reporting Persons is: 11661 San Vicente Boulevard, Suite 915, Los Angeles, California, 90049.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding nor has any of the Reporting Persons been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the person was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of Schedule 13D is hereby amended and restated to read in its entirety as follows:

The shares of Class B common stock reported in the Schedule 13D were acquired by the LLC, William W. Singleton and Donald E. Rugg pursuant to the distribution on November 29, 2001 by Unitrin, Inc. (“Unitrin”) of its equity position in the Company to Unitrin’s shareholders. According to the Company’s Current Report on Form 8-K/A filed on December 3, 2001, the shares of the Company’s common stock owned by Unitrin were exchanged for shares of Class B common stock pursuant to a plan of recapitalization in November 2001. Immediately following the consummation of the plan of recapitalization, Untrin distributed all of the shares of Class B common stock of the Company which it received in the recapitalization to its’ shareholders, including the Singleton Group LLC, William W. Singleton and Donald E. Rugg.

This Amendment reflects the shares of Common Stock of the Company held by the Reporting Persons rather than shares of Class B common stock as previously reported on the Schedule 13D due to the Recapitalization of Class B common stock into Common Stock. In addition, the number of shares of Common Stock reported in this Amendment reflect a 2-for-1 stock split paid on December 17, 2003. As managers of the LLC, Caroline W. Singleton, William W. Singleton and Donald E. Rugg share voting and dispositive power with respect to the Common Stock held by the LLC and, accordingly, are deemed to be beneficial owners of the Common Stock held by the LLC.

CUSIP No. 231561101	13D	Page 8 of 10

William W. Singleton disposed of the 1,363 shares of Class B common stock, previously held in his individual capacity, through a sale of the shares on June 13, 2002 as reported in a Form 4 filed by him on September 23, 2002.

ITEM 4: PURPOSE OF TRANSACTION.

Item 4 of Schedule 13D is hereby amended and restated to read in its entirety as follows:

As disclosed in Item 3 above, the Reporting Persons acquired beneficial ownership of shares of Class B common stock of the Company pursuant to a distribution on November 29, 2001 by Unitrin of its equity position in the Company to its shareholders. Due to the subsequent 2-for-1 stock split and the Recapitalization of the Company’s stock (both as described herein), the Reporting Persons now have beneficial ownership of the shares of Common Stock reported in this Amendment. The Reporting Persons hold the securities reported in Item 5(a) for investment purposes. Although the Reporting Persons have no contract or agreement to purchase or sell shares from or to any person, they may individually or as a group purchase shares from time to time if shares are available at prices considered to be attractive for purchases, and may sell shares from time to time if shares can be sold at prices considered to be attractive for sales. Whether the Reporting Persons purchase or sell shares and the exact number of shares purchased or sold will depend upon a variety of factors, including the market price, market conditions, availability and need for funds, and the evaluation of alternative interests.

Except as disclosed in this Item 4, none of the Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated to read in its entirety as follows:

(a) The LLC and Caroline W. Singleton and William W. Singleton, as Managers of the LLC, are each a beneficial owner of 1,881,480 shares of Common Stock, which constitutes 8.74 percent of the Common Stock outstanding; Donald E. Rugg is a beneficial owner of 1,881,508 shares of Common Stock, which constitutes 8.74 percent of the Common Stock outstanding (all percentage figures are based on the number of shares outstanding as of March 9, 2005 as reported by the Company in its Proxy Statement filed on April 4, 2005).

(b) The LLC and Caroline W. Singleton, William W. Singleton and Donald E. Rugg, as Managers of the LLC, share voting and dispositive power with respect to the 1,881,480 shares of Common Stock held by the LLC. In addition to the foregoing, Donald E. Rugg has sole voting and dispositive power with respect to the 28 shares of Common Stock owned directly by him.

(c) None of the Reporting Persons has effected any transactions in the Common Stock in the last 60 days.

CUSIP No. 231561101	13D	Page 9 of 10

(d) None of the Reporting Persons knows any other person who has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

[signature page follows]

CUSIP No. 231561101	13D	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2005		Singleton Group LLC, a Delaware limited liability company

	By:	/s/ Donald E. Rugg
Donald E. Rugg, Manager

/s/ Caroline W. Singleton
Caroline W. Singleton

/s/ William W. Singleton
William W. Singleton

/s/ Donald E. Rugg
Donald E. Rugg